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                              May 9, 2022

       Todd Rowley
       Chief Executive Officer
       Strategic Wireless Infrastructure Fund II, Inc.
       260 Mason Street
       Greenwich, CT 06830

                                                        Re: Strategic Wireless
Infrastructure Fund II, Inc.
                                                            Draft Registration
Statement on Form S-11
                                                            Submitted April 12,
2022
                                                            CIK No. 0001868516

       Dear Mr. Rowley:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-11 Submitted April 12, 2022

       General

   1. Please revise your filing to include financial statements of the company. Please refer to
                                                        Article 8 of Regulation
S-X.
   2. It appears you have already acquired several real estate operations. Please tell us what consideration you gave
to providing Rule 8-06 financial statements and related pro forma financial information
for any significant acquisitions. Please refer to Rules 8-05 and 8-06 of Regulation S-X.
 Todd Rowley
FirstName  LastNameTodd     Rowley
Strategic Wireless Infrastructure Fund II, Inc.
Comapany
May  9, 2022NameStrategic Wireless Infrastructure Fund II, Inc.
May 9,
Page  2 2022 Page 2
FirstName LastName
3. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program.
         We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation
         Finance in prior no action letters. See, for example, Blackstone Real Estate Income Trust,
         Inc. (Letter dated September 12, 2016), Rich Uncles NNN REIT, Inc. (Letter dated
         December 21, 2016), Hines Global REIT II, Inc. (Letter dated April 26,
2017), or Black
         Creek Diversified Property Fund Inc. (Letter dated September 1, 2017). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the
Division   s Office of
         Mergers and Acquisitions at 202-551-3440.
4. We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated
         October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.
Cover Page

5. We note you are a perpetual life REIT. Please revise your risk factor bullet points to disclose that you have no requirement to ever provide liquidity. Prospectus Summary
What is Strategic Wireless Infrastructure Fund II, Inc.?, page 1

6. Please describe each class of shares and units offered in your private offerings and the rights associated with each security, including the rights to distributions from the
         Operating Partnership, the rights under your share repurchase program, and voting rights.
         If applicable, update your beneficial ownership table on page 147 to reflect the sale of the securities in your private offerings.
Do your investment guidelines overlap...?, page 5

7. Please identify the affiliates that are currently raising funds and purchasing property.
Risk Factors
If we internalize our management functions..., page 43

8. Please describe in greater detail the specific risks if your advisor is internalized by an affiliate.
 Todd Rowley
Strategic Wireless Infrastructure Fund II, Inc.
May 9, 2022
Page 3
Management, page 97

9. Please clarify with dates each executive officer's and director's employment experience during the past 5 years. See Item 401 of Regulation S-K.
Prior Performance Summary, page 133

10. Please provide all the disclosure required by Item 8 of Guide 5. For example, disclose the properties location by region and and the percentage of new, used or construction properties.
Stock Ownership of Certain Beneficial Owners and Management, page 147

11. For StratCap Investment Management, LLC, please provide the names of the natural
       persons with voting or dispositive control over the company   s
securities.
       You may contact Babette Cooper at 202-551-3396 or Jennifer Monick at Jennifer
Monick if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-
3713 with any other questions.



                                                            Sincerely,
FirstName LastNameTodd Rowley
                                                         Division of
Corporation Finance
Comapany NameStrategic Wireless Infrastructure Fund II, Inc.
                                                         Office of Real Estate
& Construction
May 9, 2022 Page 3
cc:       Heath D. Linsky, Esq.
FirstName LastName